Contact

www.linkedin.com/in/paul-blum-346a9660 (LinkedIn)

Paul Blum

Creative business leader
United States

Experience

Ember Advisory (embercompany.co)
Founding Partner
November 2018 - Present (4 years 1 month)
Greater New York City Area

Kitsbow
Board Member
November 2017 - Present (5 years 1 month)
Asheville, North Carolina Area

Henri Bendel
Chief Executive Officer
September 2016 - September 2018 (2 years 1 month)

Fred Segal
Chief Executive Officer
September 2014 - September 2016 (2 years 1 month)

Juicy Couture
Chief Executive Officer
May 2010 - April 2012 (2 years)
New York/LA

David Yurman
Chief Executive Officer
September 2005 - September 2010 (5 years 1 month)

Kenneth Cole Productions
Chief Executive Officer
September 1990 - September 2005 (15 years 1 month)